                                                Filed by Peregrine Systems, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933

                                        and deemed filed pursuant to Rule 14a-12

                                          of the Securities Exchange Act of 1934

                                          Subject Company: Harbinger Corporation
                                                     Commission File No. 0-26298

Powerpoint Presentation
Peregrine/Harbinger Transaction
Monday, April 10, 2000

[HARBINGER LOGO]                                              [PEREGRINE LOGO]

                            WE MAKE e-BUSINESS WORK.

                                ROBINSON HUMPHREY
                      29TH ANNUAL INSTITUTIONAL CONFERENCE
                                 APRIL 10, 2000

JIM MCCORMICK                  JIM TRAVERS              STEVE GARDNER
CHIEF FINANCIAL OFFICER        PRESIDENT AND CEO        PRESIDENT AND CEO
HARBINGER CORPORATION          HARBINGER CORPORATION    PEREGRINE SYSTEMS, INC.

FORWARD-LOOKING STATEMENTS

Our comments today include forward-looking statements relating to Harbinger that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the management of growth, market acceptance of certain products, and other risks. In addition, management evaluates future investment opportunities in the ordinary course of business, which, if implemented, may cause actual results to differ materially from those in forward-looking statements. Prospective investors are cautioned that forward-looking statements are not guarantees of future performance. Actual results may differ materially from management expectations.

ANNOUNCEMENT SUMMARY

-      April 5, Peregrine Systems, Inc. to acquire Harbinger Corporation
-      Stock for stock - .75 Peregrine: 1 Harbinger
-      Estimate 36mm Peregrine shares
-      Purchase accounting/tax-free reorganization
-      Approved by Both Boards
-      Subject to Approval by Shareholders, Regulatory and Closing Conditions
-      Target close - Summer 2000

POWER OF COMBINATION

                         PEREGRINE
                         SYSTEMS                            HARBINGER
                         -------                            ---------
HUMAN CAPITAL            1,500                              1,000

CORE COMPETENCE          FULL LIFE CYCLE                    ONE-STOP-SHOP EC
                         ASSET MANAGEMENT ENABLEMENT;
                         AND E-PROCUREMENT

LTM                      $225M                              $155M

FOOTPRINT                40% INTERNATIONAL                  85% DOMESTIC

CUSTOMER BASE              4,000-ENTERPRISE/MID             40,000 MID/SMALL
                                                            1M  EC TRANSACTIONS/DAY

GLOBAL E-BUSINESS

       -      COMBINES WORLDWIDE PRESENCE
       -      MORE THAN $400 MILLION IN TRAILING REVENUE
       -      PROFITABLE & DEBT FREE
       - E-EVERYTHING - MRO/SUPPLY CHAIN/ASSET MGMT PROCUREMENT, IP CONNECTIVITY, INFRASTRUCTURE MANAGEMENT
       -      KILLER APPS - IRM & E-PROCUREMENT

       -      KILLER APPS - IRM + E-PROCUREMENT
              + TRANSACTION ENGINE
              + CONNECTIVITY
       -      2,500+ PERSONNEL
       -      44,000+ CUSTOMERS
       -      92% OF FORTUNE 500
       -      25 VERTICAL TRADING COMMUNITIES

                                     [MAP]
        World map showing locations of Peregrine and Harbinger offices

B2B E-COMMERCE SEGMENT

- EC TRANSACTIONS - GROWING TO $7.3 TRILLION BY 2004, GARTNERGROUP; 25% OF ALL CORPORATE PURCHASING BY 2003, BOSTON CONSULTING GROUP

- PORTALS - 60% OF FORTUNE 500 COMPANIES WILL MANAGE THEIR OWN ENTERPRISE PORTALS BY 2003, GARTNERGROUP

-      ASP - GROWING FROM $900MM TO $22.7 BN BY 2003, DATAQUEST

-      OUTSOURCING - FROM $6.8 BN TO $14.2 BN IN 2003, IDC

- BCI - 40% OF E-COMMERCE WILL BE OUTSOURCED INCLUDING TRADING COMMUNITY EXPANSION PROGRAMS TO THIRD PARTIES BY 2004, GARTNERGROUP

[HARBINGER LOGO]                                              [PEREGRINE LOGO]

                                   JIM TRAVERS
                                 PRESIDENT & CEO
                              HARBINGER CORPORATION

                              CONVERGING STRATEGIES

                                   [GRAPHIC]


               Asset Management             1997              EDI VAN

               IT Infrastructure            1998              Catalog
                                                              EDI/IP

               Total Infrastructure         1999              ASP, XVAC
                                                              Hlabs
                                                              harbinger.net

               Employee Self Service        2000              Portals
                        &                                     Exchange
               e-Procurement                                  Marketplaces, 13CI

               Intra-enterprise                               Inter-enterprise


                                   Synergy for e-Business

PEREGRINE SYSTEMS ...


-      Global Leader in Infrastructure Resource Management (IRM)
-      Leader in the Emerging Market for Employee Self Service

                                                  [Get.It! Logo]

HARBINGER ...                                            [harbinger.net Logo]

-      Global Leader in B2B e-Commerce Technology and Service Delivery
       -      HARBINGER.NET-SM-
              -      e-Marketplace Enabler
              -      Internet e-Business Communities
       -      Content and Catalog Data Management
       -      e-Business Software for Buyers & Suppliers
       -      Application Service Provider (ASP)
              -      Hosted Applications Sold On Usage Basis

                            EVOLUTION OF THE STRATEGY


                                   [GRAPHIC]
      "Peregrine Systems" arrows point out of North, South, East and West

                              Physical and Fiscal
                              Resource Management

All Lifecycle                 Peregrine                     Types of
Phases                        Systems                       Infrastructure

                       Employee Self Service

                        ADDING E-BUSINESS INFRASTRUCTURE

                                    [GRAPHIC]
                     Peregrine Systems with arrows coming out

                                    e-Content
                               Physical and Fiscal
                               Resource Management

e-Purchasing
All Lifecycle
Phases

                     Employee Self Service         e-Business
                     e-Marketplace                 Types of Infrastructure
                     access                        Network
                                                   [harbinger.net Logo]

                        PEREGRINE AND HARBINGER TOGETHER
                            "WE MAKE E-BUSINESS WORK"

- Creating & Delivering the Infrastructure of e-Business
-      Operating & Managing the e-Business Infrastructure
-      Exploiting e-Business for Profit - NOW!
         -     Employee Self Service
         -     e-Procurement
         -     Market Site Operations
-      Purely Complementary Products & Solutions

                             E-Business Architecture

                                   [GRAPHIC]
                                  Business
                                  Community
                                 Integration

Payment Authority                                            Shipper

                                Marketplace
                                Catalog
                                Secure, Reliable

Buyers                                                       Suppliers
Catalog                                                      Catalog

                          Our Customers Tell the Story


Representative List
ABN AMRO
Bankers Trust
Bell Atlantic
Bell South
British Gas
Deutsche Lufthansa
Dresdner Bank
Microsoft
Mitsubishi Electric
Quantas
Safeway Stores
Walt Disney Company
[other names partially obscured by graphic]

                                   [GRAPHIC]
                          Imposed on representative list

                      Large Co.                Small & Medium
                      Enterprises              Enterprises

                      E-Marketplaces           Buyers & Suppliers
                                               to Enterprises
                                               of All Sizes

                           WHAT MAKES E-BUSINESS WORK?

-      Reliable Infrastructure
       -      Internal and external networks
       -      Availability and reliability
       -      Security

                          What Makes e-Business Work?

-      Reliable Infrastructure
-      e-Procurement
         -     Buying criteria based on total cost
         -     Workflow and process management
         -     Purchase, lease or take from stock
         -     Support for new XML & other e-Commerce data formats

                          What Makes e-Business Work?

-      Reliable Infrastructure
-      e-Procurement
-      e-Marketplace Access
       -      Ready access to multiple e-Marketplaces
       -      Support for e-Business trading communities
       -      Commercial duty

                           WHAT MAKES E-BUSINESS WORK?

-      Reliable Infrastructure
-      e-Procurement
-      e-Marketplace Access
-      e-Catalog Content Management
       -      Open standards strategy
       -      Technology foundation to support evolving standards
       -      Continued support for established standards

                           WHAT MAKES E-BUSINESS WORK?

-      Reliable Infrastructure
-      e-Procurement
-      e-Marketplace Access
-      e-Catalog Content Management
-      e-Business Networks
       -      1 million transactions processed daily
       -      Real-time tracking and reconciliation
       -      44,000 commercial customers online

                           WHAT MAKES E-BUSINESS WORK?

-      Reliable Infrastructure
-      e-Procurement
-      e-Marketplace Access
-      e-Catalog Content Management
-      e-Business Networks
-      e-Business Community Integration
       -      Enabling software, services & know-how
       -      30 exchanges established and operating in prior 12 months
       -      Vertically and horizontally organized e-Marketplaces

                           WHAT MAKES E-BUSINESS WORK?

-      Reliable Infrastructure
-      e-Procurement
-      e-Marketplace Access
-      e-Catalog Content Management
-      e-Business Networks
-      e-Business Community Integration
-      Employee Self Service
       - Empower individuals to solve problems within the context of organization guidelines
       -      Reduce cost and bureaucratic inertia
       - Get.Resources; Get.Service; Get.Answers; Get.Rooms; Get.Travel; Get.WHATEVER!

                           WHAT MAKES E-BUSINESS WORK?

-      Reliable Infrastructure
-      e-Procurement
-      e-Marketplace Access
-      e-Catalog Content Management
-      e-Business Networks
-      e-Business Community Integration
-      Employee Self Service
-      Infrastructure Management
       - Managing the lifecycle of every resource a company uses in the fulfillment of its mission
       -      From the moment it enters to the moment it leaves
       - Maximize effectiveness of infrastructure & minimize total cost of ownership

B2B COMPONENTS

                                    [CHART]

Sellers                     Marketplace                      Buyers

------------------------B2B Business Services----------------------

Large     Back     Enterprise                     Enterprise      Back   Large
Sellers   Office   Sales                          e-Procurement   Office Buyers
                             Seller Aggregation
                             Market Mechanisms
                             Buyer Aggregation

Small to  Hosted                                  Hosted          Small to
Medium    e-Sales                                 e-Procurement   Medium
Sellers'                                                          Buyers

---------------------B2B Technical Infrastructure-----------------

                                     Courtsey McKinsey Consultants

[HARBINGER LOGO]                                             [PEREGRINE LOGO]

- PROVIDES PRODUCTS AND SERVICES FOR THE CREATION AND MANAGEMENT OF E-MARKETPLACES, ENABLING CUSTOMER AND SUPPLIER TRANSACTIONS, APPLICATION HOSTING AND SECURITY
-      PROVIDES ASP SERVICES FOR XML ENABLED BUSINESS TRANSACTION
- PROVIDES E-PROCUREMENT, REQUISITIONING WORKFLOW, ASSET MANAGEMENT AND LINKAGES TO BACK OFFICE

                                  [FLOW CHART]
   Same chart as previous slide but chart shaded to indicate which products are primarily Peregrine's or Harbinger's

                           WHO MAKES E-BUSINESS WORK?

                                                   PEREGRINE
-      Reliable Infrastructure                         +
-      e-Procurement                                   +
-      e-Marketplace Access                            +
-      e-Catalog Content Management                    +
-      e-Business Networks                             +
-      e-Business Community Integration                +
-      Employee Self Service                           +
-      Infrastructure Management                       +

Side by Side

-      Peregrine Systems
       -      1,500 people
       -      IRM leader
       -      Employee Self Service leader
       -      Global alliances & partnerships
       -      Rapid revenue growth
       -      Serving 4,000 enterprise customers

-      Harbinger
       -      1,000 people
       -      e-Commerce leader
       -      Single source for e-Business technology & service delivery
       -      Rapid growth of new business sectors
       -      Serving 42,000 global customers
       -      1M+ commercial transactions per day

Peregrine Systems & Harbinger Opportunity

-      Explosive growth in:
       -      Infrastructure Management
       -      Employee Self Service
       -      e-Marketplace enablement
-      Full lifecycle e-Business delivery and operations
- One source for e-Business technology, enablement and services
-      Leveraging global presence
       in sales, support, and alliances

                             WE MAKE E-BUSINESS WORK

                                [PEREGRINE LOGO]
                Extending Infrastructure Management to e-Business

This document is being filed pursuant to rule 425 under the securities act of 1933 and deemed filed pursuant to rule 14a-12 under the exchange act of 1934. This document does not constitute an offer of sale of securities. Shareholders of Peregrine and other investors are urged to read the proxy statement-prospectus which will be included in the registration statement on form S-4 to be filed by Peregrine in connection with the merger because it will contain important information. After this document is filed, it will be available free of charge on the sec website at www.sec.gov and from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 12670 High Bluff Drive, San Diego, Ca 92130, Attention: Investor Relations, Telephone:
(858) 481-5000.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

Peregrine plans to file a registration statement on form S-4 in connection with the merger, and Harbinger and Peregrine expect to mail a joint proxy statement/prospectus to stockholders of Harbinger and Peregrine containing information about the merger. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus carefully when they are available. The registration statement and the joint proxy statement/prospectus will contain important information about Harbinger, Peregrine, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and these other documents may also be obtained from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 12670 High Bluff Drive, San Diego, CA 92130, Attention: Investor Relations, telephone: (858) 481-5000.

In addition to the registration statement and the joint proxy statement/prospectus, Peregrine and Harbinger file annual, quarterly and special reports, proxy statements and other information with the securities and exchange commission ("SEC"). You may read and copy any reports, statements or other information filed by Peregrine or Harbinger at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, Chicago, and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Harbinger's filings with the commission are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.SEC.gov.

                       INFORMATION CONCERNING PARTICIPANTS

Harbinger, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Harbinger stockholders in favor of the issuance of Harbinger common stock in the merger. Information concerning the participants in the solicitation is set forth in a current report on Form 8-K filed by Harbinger on April 5, 2000.

           INFORMATION CONCERNING PERSONS INVOLVED IN THE SOLICITATION

In connection with the proposed acquisition, Peregrine will solicit proxies from its stockholders to approve the issuance of shares of its Common Stock in connection with the acquisition. Peregrine is required to obtain stockholder approval of the issuance in order to comply with the rules of The Nasdaq Stock Market.

Officers and directors of Peregrine may participate in the solicitation. The members of Peregrine's Board of Directors are John J. Moores, Stephen P. Gardner, David A. Farley, Christopher A. Cole, Richard A. Hosley II, Charles E. Noell III, Norris van den Berg, and Thomas G. Watrous, Sr. Mr. Moores is the Chairman of our Board of Directors. Mr. Gardner also serves as our President and Chief Executive Officer, and Mr. Farley also serves as our Senior Vice President, Finance and Administration, and Chief Financial Officer. Other officers of Peregrine who may participate in the solicitation of proxies are Matthew C. Gless, our Vice President, Finance, and Chief Accounting Officer; William G. Holsten, our Senior Vice President, Worldwide Professional Services; Frederic B. Luddy, our Vice President, Research and Development; Douglas S. Powanda, our Executive Vice President, Worldwide Operations;

Steven S. Spitzer, our Vice President, Channel Sales; Richard T. Nelson, our Vice President, Corporate Development; and Eric Deller, our Vice President and General Counsel.

More information about our officers and directors is contained in the proxy statement for our 1999 Annual Meeting of Stockholders and our Annual Report on Form 10-K for the year ended December 31, 1998. Both of these documents have been filed with the SEC and are available at the SEC's website, WWW.SEC.GOV, at the SEC's office and by contacting our investor relations department.

                    BENEFITS OF MERGER TO HARBINGER OFFICERS

         Certain officers and directors of Harbinger will receive accelerated vesting of their stock options in connection with the merger. A description of these benefits is contained in Harbinger's proxy statement for its 2000 Annual Meeting of Shareholders under the caption "Agreements with Employees." Harbinger's proxy statement was filed with the SEC and is available at the SEC's website, www.SEC.gov, at the SEC's offices, or by directing a request through the Investors Relations portion of Harbinger's website at http://www.Harbinger.com or by mail to Harbinger Communications, 1277 Lenox Park Boulevard, Atlanta, GA 30319, Attention: InvestorRelations, telephone:
(404) 467-3000.